UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 3, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

MRI Interventions, Inc.

File No. 0-54575 - CF#31171

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MRI Interventions, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 13, 2014, as amended.

Based on representations by MRI Interventions, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through March 31, 2019
Exhibit 10.2	through May 13, 2024
Exhibit 10.3	through May 13, 2024
Exhibit 10.4	through May 13, 2024
Exhibit 10.5	through May 13, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary

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